Mail Stop 6010
      August 17, 2006

Dr. Tony Milici
Chief Executive Officer
GeneThera, Inc.
3930 Youngfield Street
Wheat Ridge, Colorado 80033

      Re:	GeneThera, Inc.
		Registration Statement on Form SB-2
      Filed August 11, 2006
		File No. 333-136503

Dear Dr. Milici:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Throughout the prospectus you refer to an equity investment agreement dated March 6, 2006. In addition, you have incorporated as an exhibit an equity investment agreement you state was filed with a
Form 8-K on August 10, 2006. It appears to the staff the equity investment agreement to which the registration statement relates was one entered into on May 2, 2006 and that there was no Form 8-K filed on August 10, 2006. Please advise or revise the registration statement and exhibits as may be appropriate.

2. We note you have registered 10.625 million shares of common stock for resale and have included information relative to the number of shares that would be outstanding if the line is funded at various share prices. We note however you have not utilized your current stock price in the examples. In addition, the information provided on page 5 concerning the number of shares that would be outstanding if all shares underlying the equity line and the commitment were sold does not appear to take into account current stock prices and the possible dilutive effect of the sale of shares pursuant to the equity line. Please advise or revise.

Signatures

3. The registration statement should also be signed by registrant`s controller or principal accounting officer. Any person who occupies more than one of the specified positions required to sign the registration statement should indicate each capacity in which he or she signs the registration statement. See instruction 2 to Signatures in Form SB-2.

********

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      If you have any questions, please call John L. Krug, Senior
Counsel, at (202) 551-3862, or me at (202) 551-3715.

      					Sincerely,


      					Jeffrey Riedler
      					Assistant Director











cc: Dennis H. Johnston, Esq.